Exhibit 21.1

List of Subsidiaries of PBF Logistics LP

Name	Jurisdiction of Incorporation or Organization:
PBF Logistics Finance Corporation	Delaware
PBF Logistics Products Terminals LLC	Delaware
PBFX Operating Company LLC	Delaware
Delaware City Terminaling Company LLC	Delaware
Delaware City Logistics Company LLC	Delaware
Delaware Pipeline Company LLC	Delaware
Toledo Terminaling Company LLC	Delaware
Torrance Valley Pipeline Company LLC	Delaware
Paulsboro Natural Gas Pipeline Company LLC	Delaware